UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2026

Commission File No. 001-42797

BULLISH

Office 101, 103, 105 Suite 70202, Unit 7A-2B, 2nd Floor

Building A, Block 7, 60 Nexus Way, Camana Bay,

George Town, Grand Cayman, Cayman Islands, KY1-9005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 6, 2026, Bullish issued a press release titled “Bullish releases July 2026 monthly metrics.” A copy of the press release and the monthly metrics for July 2026 are furnished as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Bullish dated August 6, 2026
99.2	Monthly Metrics Report for July 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULLISH

Date: August 6, 2026	By:	/s/ Jose A. Torres
Jose A. Torres
Chief Accounting Officer